PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, November 25, 2005

ROSEBEL MILL INCIDENT UPDATE

Mill operations at Rosebel resumed on November 21st, approximately eight hours after a leakage developed in the foundation of the thickener. Once the thickener was emptied, arrangements were made to bypass the thickener and send the slurry directly from the grinding circuit to the leaching circuit to allow the restart of ore processing. Since the resumption of operations, mill throughput has been at 90% of normal and daily recoveries are approximately 4% lower than prior to the event. The impact on gold production from the lower throughput and recovery is currently estimated at 2,300 ounces of gold during repairs. Gold production in the first half of the fourth quarter was approximately 5,300 ounces ahead of plan.

Materials and personnel have been mobilized and repairs to the thickener are expected to be completed by December 9th.

The thickener leakage was contained within safety berms and ponds on the millsite and had no observed or measured impact on the environment. Government of Suriname authorities were notified and inspected the site and indicated their satisfaction with the quick response of mine personnel.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants "CBJ.WT.C" and "CBJ.WT.D" trade on the TSX.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, statements concerning the nature and extent of damage to the thickener, timing of the completion of repairs, the effectiveness of the modified mill circuit and the impact on tonnage, recoveries and gold production. Forward-looking statements involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, among other things, but without limitation, those set forth in Cambior's 2004 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United Stated Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

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For additional information, please contact:

CAMBIOR INC.
Martin Amyot
Manager – Investor Relations
Tel.:   (450) 677-2699
            1-866-554-0554
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com

PR-2005-20